UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Securities Market Act, proceeds by means of the present document to notify the following:

An explanatory document regarding the new organizational structure of the BBVA group, presented today to the board of directors, is attached.

                         Board Meeting in Bilbao

BBVA reinforces its Executive Committee to handle the challenge of global growth

? BBVA’s chairman and CEO, Francisco González, and its president and COO, José
Ignacio Goirigolzarri, reveal details of the group's new organisation

? Francisco González: “The new management structure announced today will bring fresh talent to the forefront, accelerating the growth needed to make this a truly global bank"

? José Ignacio Goirigolzarri: “Our organisation is more nimble and more committed to global growth, business, diversity and innovation"

? The top executive body will grow from 12 members to 18, increasing representation of business units

? The business areas (the Group’s main operating divisions) will increase from three to five: Retail Banking in Spain and Portugal, Wholesale Banking,
Mexico, South America and United States.

? Systems and Back Office will merge with Human Resources to become the Human
Resources, IT and Operations Department, and a new unit, Transformation and
Productivity, will be added.

BBVA’s chairman and CEO, Francisco González, and its President and COO, José
Ignacio Goirigolzarri, presented today the group's new management structure to the Board of Directors at a meeting today in Bilbao. The new arrangement will strengthen the Executive Committee, which will grow from 12 members to 18, increasing the representation of Business Units. This is being done to help
BBVA handle the challenge of becoming a truly global group.

“The new management structure”, said Mr González at the Board meeting, “will bring fresh talent to the forefront, accelerating the group’s transformation and lifting it to a level of excellence that will distinguish it from our competitors."

He also explained that the purpose of the changes is to “achieve progress along three lines”:

1. To advance in globalisation

2. To empower the business units and strengthen their capacity to make decisions

3. To accelerate transformation through innovation in procedures and sources of value.

“The new structure is simpler and more flexible,” he added. “The heads of the business areas will have more independence, supported by the Human Resources,
IT & Operations Department, the Transformation and Productivity Unit and the
Chairman’s Office.”

Mr Goirigolzarri also commented on the greater presence of the business areas in the new organisation, which he categorised as “more nimble and more committed to global growth and to business, diversity and innovation.”

He explained that the business areas are perceived as “centres for creating value, responsible for their own marketing approach, income statements and growth. They will be customers of the Human Resources, IT & Operations
Department and the Transformation and Productivity Unit and must abide by corporate policies."

A more simple and agile organisation

BBVA’s new management structure is divided into three kinds: Business units,
Support Units and the Chairman’s Office. The first two are the direct responsibility of the COO and the third comes under the chairman.

The Group sees the business areas as centres for the creation of value, responsible for their own marketing approach, growth and income statements.
Implementation of the group’s diverse global strategy means the business areas should be increased from three to five, covering 29 business units, as follows:

1. -Retail- Banking in Spain and Portugal: Vitalino Nafría
2. Wholesale Businesses: José María Abril
3. Mexico: Jaime Guardiola
4. South America: Ignacio Sánchez Asiaín
5. United States of America: José María García Meyer-Dohner

Furthermore, the business areas will enjoy greater representation at the highest level with officers from four keys units joining the Executive committee. Two will come from the Spain and Portugal area: Vicente Rodero
(Commercial Banking in Spain) and Javier Bernal (Business Development and
Innovation). And two will come from Wholesale Businesses: Juan Asúa (SMEs and
Corporate Banking in Spain) and José Barreiro (Global Business).

The second large department is Human Resources, IT & Operations. A decision was made to merge Systems and Back Office with Human Resources to form this new Unit under Ángel Cano, also an Executive Committee member.

In addition, the Group is creating a Transformation and Productivity Unit, which will be in charge of designing and implementing business procedures.
This area will be headed by Ricardo Moreno.

Finance under Manuel González Cid, Risk under Manuel Méndez (both members of the Committee) and Business Development under Manuel Castro, continue as before.  These areas have particular characteristics which differentiate them from typical business areas, but they also fall under Business Units because they too create value for the Group.

The Chairman's Office is responsible for developing the corporate governance model, supervising internal control and managing the group’s intangible assets. Their structure and  persons in charge are basically the same, as follows:

? Secretary General: José Maldonado
? Chairman’s Area: José Sevilla
? Legal Services: Eduardo Arbizu
? Corporate Communications & Image: Javier Ayuso, who joins the Executive committee to increase co-ordination of the group’s communication strategies and policies
? The BBVA Foundation: Rafael Pardo

                     The BBVA Executive Committee

Francisco González  (Chairman &CEO)
José I. Goirigolzarri (President & COO)

José Maldonado (Secretary General)
Eduardo Arbizu (Legal Services)
Javier Ayuso (Corporate Communications & Image)*
Javier Bernal (Business Development and Innovation)*
José Mª García Meyer (USA) *
Jaime Guardiola (Mexico) *
Vitalino Nafría (Retail Banking Spain & Portugal)
Ignacio Sánchez Asiaín (South America)
José Mª Abril (Wholesale Bank)
Juan Asúa (SMEs y Corporate Banking) *
José Barreiro (Global Businesses) *
Ángel Cano (RH, IT and Operations)
Manuel Gonzalez Cid (CFO)
Manuel Méndez (Risk)
Vicente Rodero (Retail Banking Spain) *
José Sevilla (Chairman’s Area)

*New Members

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 20, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.